SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                   FORM 12b-25

                                          Commission File Number 0-26479

                           NOTIFICATION OF LATE FILING

(Check One):
|X| Form 10-K   |_| Form 11-K   |_| Form 20-F   |_| Form 10-Q   |_| Form N-SAR

               For Period Ended: December 31, 1999

               |_| Transition Report on Form 10-K
               |_| Transition Report on Form 20-F
               |_| Transition Report on Form 11-K
               |_| Transition Report on Form 10-Q
               |_| Transition Report on Form N-SAR

               For the Transition Period Ended:
                                               ---------------------------------

     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
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                                     PART I
                             REGISTRANT INFORMATION

                              Wolfpack Corporation
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                            Full Name of Registrant


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                           Former Name if Applicable


                               17 Glenwood Avenue
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           Address of Principal Executive Office (Street and Number)

                         Raleigh, North Carolina 27603
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                            City, State and Zip Code

                                    PART II
                            RULES 12b-25(b) AND (c)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box.) |X| Yes |_| No


|X| | (a) The reasons described in reasonable detail in Part III of this form
    |     could not be eliminated without unreasonable effort or expense;
    |
|X| | (b) The subject annual report, semi-annual report, transition report on
    |     Form 10-K, 20-F, 11-K or N-SAR, or portion thereof, will be filed on
    |     or before the 15th calendar day following the prescribed due date; or
    |     the subject quarterly report or transition report on Form 10-Q, or
    |     portion thereof will be filed on or before the fifth calendar day
    |     following the prescribed due date; and
    |
|X| | (c) The accountant's statement or other exhibit required by Rule 12b-25(c)
    |     has been attached if applicable.


                                    PART III
                                   NARRATIVE

State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The registrant's accountant recently had a severe case of the flu and was unable to complete the financial statements to be included in the report and was unable to furnish them in sufficient time for the issuer to complete preparation of the report by its due date.


                                    PART IV
                               OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Adam S. Gottbetter, Esq.                             (212)       983-6900
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       (Name)                                    (Area Code) (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). |X| Yes |_| No

(3) Is it anticipated that any significant change in results of operation for the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? |_| Yes |X| No

     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                              WOLFPACK CORPORATION
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                  (Name of Registrant as Specified in Charter)

            Has caused this notification to be signed on its behalf
                  by the undersigned hereunto duly authorized.


Date: March 29, 2000          By: /s/ Peter L. Coker
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                                      Peter L. Coker, President

Instruction: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION
     Intentional misstatements or omissions of fact constitute Federal criminal violations. (See 18 U.S.C. 1001)

                               THOMAS P. MONAHAN
                           CERTIFIED PUBLIC ACCOUNTANT
                             208 LEXINGTON AVENUE
                          PATERSON, NEW JERSEY 07502
                                (973) 790-8775
                              Fax (973) 790-8845


March 29, 2000

To the Board of Directors of
Wolfpack Corporation

      Please be advised that I am unable to complete the audit of Wolfpack Corporation and its subsidiaries for the fiscal year ended December 31, 1999 by March 30, 2000. The reason for my inability to complete the audit is due to a severe case of the flu which I had recently. I will have the audit completed no later than April 7, 2000.

      I consent to the use of this letter as an exhibit to the Form 12b-25 which Wolfpack Corporation is required to file with the Securities and Exchange Commission.

                                          Sincerely,


                                          /s/ Thomas P. Monahan
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                                          Thomas P. Monahan